UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G/A
(Amendment No. 5)

Under the Securities Exchange Act of 1934

VioQuest Pharmaceuticals, Inc.

Common Stock, par value $0.001 per share
(Title of Class of Securities)

927625103
CUSIP Number

December 31, 2008
 (Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)
☒           Rule 13d-1(c)
☐           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 6 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only):

LINDSAY A. ROSENWALD, M.D. CAPRETTI GRANDI, LLC

2	Check the Appropriate Box If a Member of a Group *
(a) ☐
(b) ☒

3	SEC use only

4	Citizenship or Place of Organization

UNITED STATES

	5	Sole Voting Power:
545,618*
Number of
Shares
Beneficially	6	Shared Voting Power:
Owned by		-0-
Each
Reporting
Person	7	Sole Dispositive Power:
With		545,618

	8	Shared Dispositive Power:
-0-

9	Aggregate Amount Beneficially Owned by Each Reporting Person
545,618

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares *

☐

11	Percent of Class Represented By Amount in Row (9)
9.9%

12	Type of Reporting Person *
IN

* see instructions before filling out

Item 1(a)	Name of Issuer:

VioQuest Pharmaceuticals, Inc. (the “Issuer”)

Item 1(b)	Address of the Issuer’s Principal Executive Offices:

180 Mt. Airy Road, Suite 102
Basking Ridge, NJ 07920

Item 2(a)	Name of Person Filing:

Lindsay A. Rosenwald, M.D.
Capretti Grandi, LLC
(the "Reporting Persons").

Item 2(b)	Address of Principal Business Office or, if None, Residence:

c/o Paramount BioSciences, LLC
787 Seventh Avenue, 48th Floor
New York, NY 10036

Item 2(c)	Citizenship:

United States.

Item 2(d)	Title of Class of Securities:

Common Stock (the “Shares”).

Item 2(e)	CUSIP Number:

927625103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of December 31, 2008, the Reporting Persons beneficially owned 545,618* Shares (constituting 9.99% of the Shares outstanding), consisting of (i) 206,415 Shares held directly by Lindsay A. Rosenwald, M.D.; (ii) certain warrants to purchase 119,774 Shares held directly by Lindsay A. Rosenwald, M.D.; (iii) 39,283 Shares held by Paramount BioSciences, LLC, of which Lindsay A. Rosenwald, M.D. is the sole member; and (iv) 180,146 Shares held by Capretti Grandi, LLC, of which Lindsay A. Rosenwald, M.D. is the managing member.

*           In March 2009, Capretti Grandi, LLC participated in a financing by the Issuer, in which Capretti Grandi, LLC purchased 500 shares of Series A Convertible Preferred Stock, and in connection therewith received a five-year warrant to purchase 416,667 Shares (the “2008 Warrants”).  As a condition to such investment, Capretti Grandi, LLC entered into a sideletter with the Issuer setting forth certain restrictions on Capretti Grandi, LLC’s conversion of its Series A Convertible Preferred Stock and exercise of the 2008 Warrants, including an issuance limitation prohibiting Capretti Grandi, LLC from voluntary converting its Series A Convertible Preferred Stock or exercising the 2008 Warrants to the extent that such conversion or exercise would result in the beneficial ownership by Capretti Grandi, LLC (and any other holder whose beneficial ownership of Shares would be aggregated therewith) of more than 9.99% of the number of Shares outstanding immediately after giving effect to the issuance of Shares upon conversion of the Series A Convertible Preferred Stock or exercise of the 2008 Warrants, as applicable (the “Blocker”).  If the Blocker were not in place, as of December 31, 2008, the Reporting Persons may be deemed to own 1,250,000 Shares issuable upon conversion of the Series A Convertible Preferred Stock and exercise of the 2008 Warrants (which would constitute approximately 28.9% of the Shares outstanding).  The Blocker may be waived by Capretti Grandi, LLC upon not less than 61 days’ prior notice to the Issuer.

Item 4(b)	Percent of Class:

See Item 11 of the cover page.

Item 4(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:	Please see Item 5 of the cover page.
(ii)	Shared power to vote or to direct the vote	Please see Item 6 of the cover page.
(iii)	Sole power to dispose or to direct the disposition of	Please see Item 7 of the cover page.
(iv)	Shared power to dispose or to direct the disposition of	Please see Item 8 of the cover page.

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See Item 4 Above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 3, 2008

/s/ Lindsay A. Rosenwald, M.D.
Lindsay A. Rosenwald, M.D.

CAPRETTI GRANDI, LLC

/s/Lindsay A. Rosenwald, M.D.
Lindsay A. Rosenwald, M.D.
Managing Member